Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Management Board and Supervisory Board of Allianz Aktiengesellschaft:

We consent to the use of our report dated September 28, 2005, except as to Note 3 and 38 which is as of December 12, 2005, with respect to the consolidated balance sheets of Riunione Adriatica di Sicurta S.P.A. Group and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated income statements, consolidated statements of changes in shareholders’ equity and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2004, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the retroactive application of new and revised International Financial Reporting Standards effective January 1, 2005.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

December 12, 2005